Exhibit 99.1

TeliaSonera January-March 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 25, 2006--TeliaSonera:

-- Net sales increased 5.6 percent to SEK 21,979 million (20,804) driven by strong mobile and broadband growth.

-- Strong customer growth year on year:

-- 2.9 million new customers in the majority-owned Nordic, Baltic and Eurasian operations.

-- 15.5 million new customers in the associated companies MegaFon and Turkcell.

-- Operating income, excluding non-recurring items, increased to SEK 6,129 million (4,670) due to improvements in all operations.

-- EBITDA margin, excluding non-recurring items, increased to 35.6 percent (33.1).

-- Free cash flow increased to SEK 4,843 million (3,687).

-- Net income increased to SEK 4,274 million (3,563) and earnings per share increased to SEK 0.82 (0.68).

-- Dividend policy addressed.

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CONTACT: TeliaSonera AB
Investor Relations, +46 8 504 550 00
Fax: +46 8 611 46 42
www.teliasonera.com/ir